Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31, 2016

			Year Ended December 31,
			2015		2014		2013		2012		2011
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$728		$5,962		$5,538		$3,951		$4,736		$3,562
Add:
Fixed charges	198		783		687		695		727		732
Amortization of capitalized interest	10		37		35		31		24		22
Distributions from equity investees	1		26		6		3		1		—
Less:
Interest capitalized	(20)		(71)		(70)		(118)		(220)		(144)
Total earnings	$917		$6,737		$6,196		$4,562		$5,268		$4,172

Fixed charges:
Interest and debt expense, net of capitalized interest	$108		$433		$397		$365		$314		$409
Interest capitalized	20		71		70		118		220		144
Rental expense interest factor (a)	70		279		220		212		193		179
Total fixed charges	$198		$783		$687		$695		$727		$732

Ratio of earnings to fixed charges	4.6	x	8.6	x	9.0	x	6.6	x	7.2	x	5.7	x
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(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.